Kellwood Company



May 6, 2005

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth St., N.W.
Washington, D.C.  20549

Re: Registration Statement on Form S-3 of Kellwood Company and related guarantors, Registration Statement No. 333-124336

Dear Ladies and Gentlemen:

The undersigned, being the Registrant identified in Registration Statement No. 333-124336, requests on behalf of itself and the other registrants pursuant to Rule 461 of the Securities Act of 1933 that the effective date for such Registration Statement be accelerated so that it will be declared effective at the earliest time possible on May 9, 2005, or as soon thereafter as practicable.

In addition, the Registrant hereby acknowledges that:

     o should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

     o the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

     o the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



Very truly yours,

KELLWOOD COMPANY



By:      /s/ Thomas H. Pollihan
   -----------------------------------------------------------
Printed Name: Thomas H. Pollihan
Title: Senior Vice President, Secretary and General Counsel